Exhibit 99.2

MEDIA RELEASE

June 21, 2023

Algoma Steel Announces Filing of Base Shelf Prospectus

SAULT STE. MARIE, ONTARIO – (June 21, 2023) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today that it has filed a base shelf prospectus dated June 21, 2023 (the “Base Shelf Prospectus”) with the Ontario Securities Commission, relying on the “well-known seasoned issuer” exemption, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). These filings will allow the Company, if it chooses, to make offerings of common shares, preferred shares, debt securities, subscription receipts, units and warrants (collectively, the “Securities”) of the Company, or any combination thereof, in all of the provinces and territories of Canada (other than Quebec) and in the United States for a period of 25 months.

The Company has filed the Base Shelf Prospectus and Registration Statement to maintain financial flexibility, but has no present intention to pursue a capital raise in the near future. The Company does intend to use the Registration Statement for the potential exercises of currently outstanding warrants of the Company and the potential resale of certain securities of the Company that had previously been registered for resale. There is no certainty any Securities will be sold under the Base Shelf Prospectus and/or Registration Statement within the 25-month effective period.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where the offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A copy of the Base Shelf Prospectus can be found under Algoma’s profile on SEDAR at www.sedar.com and a copy of the Registration Statement can be found on the SEC’s EDGAR website at www.sec.gov, or such documents may be obtained from Algoma at IR@algoma.com.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities laws, including statements regarding potential future market opportunities, the potential future issuance of Securities under the Base Shelf Prospectus and Registration Statement, including with respect to the exercise of warrants and resale of securities thereunder. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks related to the offering or sale of securities pursuant to the Base Shelf Prospectus and Registration Statement, the completion of the transactions contemplated in this news release in the manner anticipated and those factors discussed in greater detail under the “Risk Factors” section in the Base Shelf Prospectus and Registration Statement and our annual information form and Form 40-F for the fiscal year ended March 31, 2023, which are available under our profile on SEDAR at www.sedar.com and the SEC’s EDGAR website at www.sec.gov, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For further information:

Mike Moraca

Treasurer and Investor Relations Officer

Algoma Steel Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901